                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        PHOENIX GOLD INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  719 068 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Nelson Obus
                            Wynnefield Capital, Inc.
                           One Penn Plaza, Suite 4720
                            New York, New York 10119
                                 (212) 760-0134

--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2000
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f),
240.13d-1(g) check the following box.      / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for the parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP NUMBER 719 068 10 8


(1)      Name of Reporting Persons.              Wynnefield Partners Small Cap Value, L.P.

         I.R.S. Identification
         Nos. of Above Persons (entities only)                                         N/A

(2)      Check the Appropriate Box if a                                            (a) /X/
         Member of a Group (see instructions)                                      (b) / /

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                             WC

(5)      Check if Disclosure of Legal                                                  / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                     Delaware

         Number of Shares        (7)  Sole Voting                                  194,636
                                      Power

          Beneficially
                                 (8)  Shared Voting                                221,314
          Owned by Each               Power

         Reporting Person        (9)  Sole Dispositive                             194,636
                                      Power

               with:
                                (10)  Shared Dispositive                           221,314
                                      Power

(11)     Aggregate Amount Beneficially Owned                                       415,950
         by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares (see instructions)                           / /

(13)     Percent of Class Represented by                                             13.7%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                    PN


                            CUSIP NUMBER 719 068 10 8

(1)      Name of Reporting Persons              Wynnefield Partners Small Cap Value, L.P.I
         I.R.S. Identification
         Nos. of Above Persons (entities only)

(2)      Check the Appropriate Box if a                                            (a) /X/
         Member of a Group*                                                        (b) / /

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                             WC

(5)      Check if Disclosure of Legal                                                  / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                     Delaware

         Number of Shares          (7)      Sole Voting                            135,764
                                            Power

            Beneficially
                                   (8)      Shared Voting                          280,186
          Owned by Each                     Power

         Reporting Person          (9)      Sole Dispositive                       135,764
                                            Power
               with:

                                   (10)     Shared Dispositive                     280,186
                                            Power

(11)     Aggregate Amount Beneficially Owned                                       415,950
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                              / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                             13.7%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                    PN


                            CUSIP NUMBER 719 068 10 8

(1)      Name of Reporting Persons               Wynnefield Small Cap Value Offshore Fund,
         I.R.S. Identification                   Ltd.
         Nos. of Above Persons (entities only)

(2)      Check the Appropriate Box if a                                            (a) /X/
         Member of a Group*                                                        (b) / /

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                             WC

(5)      Check if Disclosure of Legal                                                  / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                               Cayman Islands

         Number of Shares        (7)      Sole Voting                               85,550
                                          Power

            Beneficially
                                 (8)      Shared Voting                            330,400
          Owned by Each                   Power

         Reporting Person        (9)      Sole Dispositive                          85,550
                                          Power

               with:
                                 (10)     Shared Dispositive                       330,400
                                          Power

(11)     Aggregate Amount Beneficially Owned                                       415,950
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                              / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                             13.7%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                    PN



                                 SCHEDULE 13D/A
                          Filed Pursuant to Rule 13d-2

ITEM 1.       SECURITY AND ISSUER.

              This Statement on Schedule 13D/A (this "Statement") relates to common stock, $0.01 par value per share (the "Common Stock"), of PHOENIX GOLD INTERNATIONAL, INC., an Oregon corporation ("Issuer"). The principal executive offices of the Issuer are located at 9300 North Decatur Street, Portland, Oregon 97203. This statement amends and restates in its entirety that certain
Schedule 13D/A filed by the "Reporting Persons" as part of a separate and distinct 13D "Group" on November 24, 1998.

              The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 415,950 or 13.7% of the common stock shown as outstanding on the issuer's most recent Form 10-Q.

ITEM 2.       IDENTITY AND BACKGROUND.

              This Statement is filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield"), Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield I"), and Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Offshore") (collectively the "Reporting Persons" and/or the "Wynnefield Group"). This Statement also includes information about the following persons (collectively, the "Controlling Persons"): Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("Capital"), Nelson Obus ("Obus") and Joshua Landes ("Landes"). The Reporting Persons and the Controlling Persons are sometimes collectively referred to as the "Item 2 Persons." The Reporting Persons have included as APPENDIX A to this Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.

REPORTING PERSONS

         Wynnefield and Wynnefield I are Delaware limited partnerships. Wynnefield Offshore is a Cayman Island private investment company. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is One Penn Plaza, Suite 4720, New York, New York 10119.

CONTROLLING PERSONS

         The principal address of each Controlling Person, which also serves as such person's principal office, is One Penn Plaza, Suite 4720, New York, New York 10119.

         Wynnefield:

         WCM, a New York limited liability company, is the general partner of Wynnefield. The principal business of WCM is money management and acting as an advisor to Wynnefield and other entities and activities related thereto.

         Obus and Landes, directly and through WCM, control Wynnefield. The principal occupation of Obus and Landes is financial management.

         Wynnefield I:

         WCM, a New York limited liability company, is the general partner of Wynnefield I. The principal business of WCM is money management and acting as an advisor to Wynnefield I and other entities and activities related thereto.

         Obus and Landes, directly and through WCM, control Wynnefield I. The principal occupation of Obus and Landes is financial management.

         Wynnefield Offshore:

         Capital, a Delaware corporation, is the investment manager of Wynnefield Offshore. The principal business of Capital is money management and acting as an advisor to Wynnefield Offshore and other entities and activities related thereto. Obus and Landes are the directors, principal executive officers and controlling shareholders of Capital. The principal occupation of Obus and Landes is financial management.

         During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Obus and Landes are citizens of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The source of the funds used by each of the Reporting Persons to purchase the securities as described below was working capital.

              Wynnefield acquired 194,636 shares of Common Stock from May 3, 1995 through December 21, 1999 on the open market or in private transactions at prices ranging from $1.25 to $10.00.

              Wynnefield I acquired 135,764 shares of Common Stock from November 4, 1997 through December 21, 1999 on the open market or in private transactions at prices ranging from $1.25 to $5.37.

                                      6.

              Wynnefield Offshore acquired 85,550 shares of Common Stock from February 4, 1997 through December 30, 1998 on the open market or in private transactions at prices ranging from $1.26 to $5.75.


ITEM 4.       PURPOSE OF TRANSACTION.

              Each member of the Wynnefield Group originally acquired the Shares reported in Item 5 below for investment purposes only and has continued to monitor the efforts of the Issuer.

              The Wynnefield Group believes that management and the directors have not taken effective steps to remedy the lack of shareholder value. Wynnefield has been dissatisfied with the lack of effective management initiatives to create shareholder value and has frequently expressed its views to management directors of the issuer to no avail. Therefore, on September 6, 2000, the Wynnefield Group submitted to the Issuer a shareholder proposal to be voted on at the 2001 Annual Meeting of the Shareholders of the Issuer. The shareholder proposal requests the implementation of cumulative voting to elect the Issuer's Board of Directors.

              If the shareholder proposal is approved by the shareholders and cumulative voting is implemented, The Wynnefield Group may nominate an individual for director. Cumulative voting would permit The Wynnefield Group to vote its shares with those of other outside minority shareholders representing approximately three percent of the outstanding shares in order to elect an independent director to the Issuer's Board of Directors.

              The Wynnefield Group wishes to utilize cumulative voting to elect a single independent director with the purpose of further influencing the Board and management to realize shareholder value.

              The Wynnefield Group has also urged management to consider measures to enhance shareholder value, such as engaging in the sale of the corporation, or a "going private" transaction in which shares of all minority holders would be purchased at a fair price. The Wynnefield Group may in the future determine to:
              (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; (h)

                                      7.

              any other action whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on September 7, 2000 (based on 3,026,945 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the period ended June 30, 2000).



                           Wynnefield                     Wynnefield I              Wynnefield       Total
                           ----------                     ------------              ----------       -----
                                                                                    Offshore
                                                                                    --------
Common Stock               194,636                        135,764                   85,550           415,950
------------



Percentage*                6.4%                           4.5%                      2.8%             13.7%
----------


                           * Common Stock beneficially owned as a percent of 3,026,945 shares of Common Stock.

                           CONTROLLING PERSONS

                           Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield.

                           Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield I.

                           Each of Capital, Obus and Landes may be deemed to be the beneficial owners of the securities owned by Wynnefield Offshore.

              (b)          REPORTING PERSONS

                           Each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the reported securities it holds.

                           The Reporting Persons have not acquired any shares of Common Stock of the Issuer on the open market within the last 60 days.

              (c)          Not applicable.
              (d)          Not applicable.

                                      8.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              On September 6, 2000, the Wynnefield Group submitted to the Issuer a shareholder proposal to be voted on at the 2001 Annual Meeting of the Shareholders of the Issuer. The shareholder proposal requests the implementation of cumulative voting to elect the Issuer's Board of Directors.

              If the shareholder proposal is approved by the shareholders and cumulative voting is implemented, The Wynnefield Group may nominate an individual for director. Cumulative voting would permit The Wynnefield Group to vote its shares with those of other outside minority shareholders representing approximately three percent of the outstanding shares in order to elect an independent director to the Issuer's Board of Directors.

              The Wynnefield Group wishes to utilize cumulative voting to elect a single independent director with the purpose of further influencing the Board and management to realize shareholder value.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Not Applicable.

After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  September 21, 2000.

                              WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                    By:      Wynnefield Capital Management, LLC,
                                             its general partner

                                             By:      /s/ Nelson Obus

                                             Name:    Nelson Obus
                                             Title:   Managing Member

                              WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                                    By:      Wynnefield Capital Management, LLC,
                                             its general partner

                                             By:      /s/ Nelson Obus

                                             Name:    Nelson Obus
                                             Title:   Managing Member

                                      9.

                              WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                    By:      Wynnefield Capital, Inc.
                                             its general partner

                                             By:      /s/ Nelson Obus

                                             Name:    Nelson Obus
                                             Title:   President

























                                     10.

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including amendments thereto) with respect to the common stock and depository receipts of Phoenix Gold International, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 21st day of September, 2000.

                              WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                             By:  Wynnefield Capital
                                                      Management, LLC,
                                                      its general partner

                                    By:      /s/ Nelson Obus

                                             Name:    Nelson Obus
                                             Title:   Managing Member

                                    WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                                    By:      Wynnefield Capital Management,
                                             LLC, its general partner

                                             By:      /s/ Nelson Obus

                                             Name:    Nelson Obus
                                             Title:   Managing Member

                                    WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                    FUND, LTD.

                                    By:      Wynnefield Capital, Inc. its
                                             general Partner

                                    By:      /s/ Nelson Obus

                                             Name:    Nelson Obus
                                             Title:   President


                                     11.